UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PlainsCapital Corporation

(Name of Issuer)

Original Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

(1)	Name of reporting person Hill A. Feinberg
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,160,145
(6) Shared voting power 2,000
(7) Sole dispositive power 1,607,289
(8) Shared dispositive power 2,000
(9)	Aggregate amount beneficially owned by each reporting person 2,162,145
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 6.3%*
(12)	Type of reporting person IN

*	Based upon 34,179,517 shares of Original Common Stock issued and outstanding as of November 1, 2011.

Item 1(a).	Name of Issuer:

PlainsCapital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2323 Victory Avenue

Suite 1400

Dallas, Texas 75219

Item 2(a).	Name of Person Filing:

Hill A. Feinberg

Item 2(b).	Address of Principal Business Office:

c/o PlainsCapital Corporation

2323 Victory Avenue

Suite 1400

Dallas, Texas 75219

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Original Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

Not Applicable.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment

Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership:

The reporting person may be deemed to beneficially own 532,284 shares of Original Common Stock (the “Earnout Shares”) that are currently held in escrow by U.S. Bank National Association for the benefit of the reporting person. The Earnout Shares are subject to the earnout provisions of the Agreement and Plan of Merger between PlainsCapital Corporation (f/k/a Plains Capital Corporation) and First Southwest Holdings, Inc., effective as of December 31, 2008, as amended (the “Merger Agreement”). The reporting person may not receive the Earnout Shares until January 31, 2013, and the number of shares that he will receive, if any, is subject to reduction in accordance with the terms of the Merger Agreement. The reporting person has the right to vote the Earnout Shares prior to their cancellation or release from escrow and may be deemed the beneficial owner thereof for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”).

The reporting person may be deemed to beneficially own 36,000 restricted shares of Original Common Stock that were awarded to him on December 31, 2008. These shares vested or will vest in equal installments, rounded down to the nearest whole number to avoid the issuance of any fractional shares, over a seven-year period, beginning with the first anniversary of the date of grant, December 31, 2009, and continuing each 31st day of December until December 31, 2015. Pursuant to the terms of his restricted stock award agreement, the reporting person has the right to vote such shares but may only dispose of such shares to the extent they have vested.

The reporting person may be deemed to beneficially own 1,000 shares of Original Common Stock owned by the reporting person’s wife and 1,000 shares of Original Common Stock held in trust for the benefit of the reporting person’s stepson for which the reporting person’s wife serves as trustee. The reporting person may be deemed the beneficial owner of the shares of Original Common Stock owned by the reporting person’s wife and the shares of Original Common Stock owned by the trust for purposes of Section 13(d) of the Act.

The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

(a)	Amount beneficially owned: See Item 9 of the cover page.

(b)	Percent of class: See Item 11 of the cover page.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 of the cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 of the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 of the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 of the cover page.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HILL A. FEINBERG

Date: February 1, 2012	/s/ Hill A. Feinberg